SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.

                  Three Year Period Ending 1998

              FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding
      Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary
 Thereof and Whose Employment Contemplates Only Routine Expenses
                    as Specified in Rule 71(b)
    (To be filed in DUPLICATE.  If acknowledgment is desired,
                       file in triplicate.)


          1. Name and business address of person filing statement.

                  E. Ellsworth McMeen, III, Esq.
              LeBoeuf, Lamb, Greene & MacRae, L.L.P.
     125 West 55th Street          1875 Connecticut Avenue, N.W.
     New York, New York  10019     Washington, D.C.  20009


          2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                           See Item 1.

          3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

          The Columbia Gas System, Inc. and subsidiaries

          4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

        Partner in LeBoeuf, Lamb, Greene & MacRae, L.L.P., a firm regularly rendering legal services to The Columbia Gas System, Inc. and subsidiaries

          5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                    Salary or
                      other
                  compensation

                                to be      Person or company from
Name of       received        received        whom received or
recipient        (a)             (b)           to be received

LeBoeuf, Lamb,   --           Regular        The Columbia Gas
Greene &                      hourly           System, Inc.
MacRae, L.L.P.                billing
                              rates

          (b)  Basis for compensation if other than salary.

                          See (a) above.

          6.  (To be answered in supplementary statement only.
See instructions.) Expenses incurred by the undersigned or other person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

          (a) Total amount of routine expenses charged to client:
          (b)  Itemized list of all other expenses:


Date:  January 29, 1996  (Signed): /s/E. Ellsworth McMeen, III
                                   LeBoeuf, Lamb, Greene &
                                       MacRae, L.L.P.